BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is June 1, 2009.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: June 1, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. announces the temporary discontinuance of operation of its roaster circuits at its Jerritt Canyon Mine, Nevada.

5. Full Description of Material Change

The Company announces that a delay in the fabrication of certain fiberglass ductwork has resulted in the Company being unable to meet a deadline to complete the installation of new mercury – emission – control equipment at the Jerritt Canyon Mine. Therefore, in compliance with NDEP Order 2009-4, Queenstake Resources Inc. USA (Queenstake), a wholly owned subsidiary of Yukon-Nevada Gold Corp. (YNG), has discontinued operation of its roaster circuits at the Jerritt Canyon Mine.

The ductwork will be used in the installation of a calomel-based mercury control system required by the NDEP to ensure the company complies with state-mandated mercury emission limits, and to minimize the proportion of oxidized (reactive) mercury released to the air.

Queenstake notified the NDEP that both roaster circuits at the Jerritt Canyon Mine ceased operation at 11 p.m. May 30.

Queenstake has successfully complied with other requirements of operation per NDEP Order 2009-4. While the roasters are off-line to complete the required work, the processing of ore already roasted and the recovery of gold will continue.

The Company expects to take delivery of the fiberglass duct work and have the new mercury emission control equipment installed before the end of June.

HISTORY:

Following a year-long investigation into mercury emissions, in March 2008 the NDEP ordered Queenstake Resources to install new state-of-the-art emission control equipment at the Jerritt Canyon Mine by the end of that year. Before the NDEP's order was satisfied, Queenstake Resources, by its own action, stopped mining and processing ore at Jerritt Canyon Mine in August 2008. The facility remained shut down while the new emission control systems were designed. Staff from Queenstake Resources and the NDEP worked together to resolve several air emission issues related to the roasting operation.

NDEP issued an Order March 25, allowing Queenstake to restart ore processing operations after the mine's initial environmental compliance was satisfied. The requirement to shut down the roaster does not affect the operation of the milling and gold recovery portion of the plant. This ensures that the Company cash flow and other operations can continue.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 4th day of June, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO